As filed with the U.S. Securities and Exchange Commission on May 14, 2012

 Registration No.  333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For American Depositary Shares Evidenced by American Depositary Receipts
___________________

FRANCE TELECOM
 (Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

France
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

1 Chase Manhattan Plaza, Floor 21, New York, NY, 10005-1401
Telephone (800) 990-1135
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
Telephone: (212) 604-1666
 (Address, including zip code, and telephone number, including area code, of agent for service)

It is proposed that this filing become effective under Rule 466
☐ immediately upon filing
☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one ordinary share of FRANCE TELECOM	100,000,000 American Depositary Shares	$0.05	$5,000,000	$573
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Location in Form of American Depositary
Item Number and Caption			Receipt Filed Herewith as Prospectus

1.	Name and address of depositary		Introductory Article

2.	Title of American Depositary Receipts and identity of deposited securities		Face of Receipt, top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Articles 15, 16 and 18

	(iii)	The collection and distribution of dividends	Articles 4, 12, 13, 15 and 18

	(iv)	The transmission of notices, reports and proxy soliciting material	Articles 11, 15, 16 and 18

	(v)	The sale or exercise of rights	Articles 13, 14, 15 and 18

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles 12, 13, 15, 17 and 18

	(vii)	Amendment, extension or termination of the deposit agreement	Articles 20 and 21

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article 11

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles 2, 3, 4, 5, 6, 8 and 22

	(x)	Limitation upon the liability of the depositary	Articles 14, 18, 19 and 21

3.	Fees and Charges		Articles 7 and 8

Item 2.  AVAILABLE INFORMATION

Location in Form of American Depositary
Item Number and Caption	Receipt Filed Herewith as Prospectus

(b)
Statement that FRANCE TELECOM is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.
Article 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)
Form of Deposit Agreement. Form of  Amended and Restated Deposit Agreement dated as of                    , 2012 among FRANCE TELECOM, JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Not applicable.

(f)	Power of Attorney. Filed herewith as Exhibit (f).

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE
Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. , on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on May 14, 2012.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Gregory A. Levendis
Name:	Gregory A. Levendis
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, FRANCE TELECOM certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in city of Paris, France on May 14, 2012.

FRANCE TELECOM

By:	/s/ Jean-Michel Thibaud
Name:	Jean-Michel Thibaud
Title:	Group Treasurer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

/s/ Stéphane Richard*	Chairman and Chief Executive Officer	May 14, 2012
Stéphane Richard

/s/ Gervais Pellissier*	Chief Executive Officer Delegate, Chief	May 14, 2012
Gervais Pellissier	Financial Officer

/s/ Christophe Eouzan*	Principal Accounting Officer	May 14, 2012
Christophe Eouzan

/s/ Caroline Angeli*	Director	May 14, 2012
Caroline Angeli

/s/ Ghislaine Coinaud*	Director	May 14, 2012
Ghislaine Coinaud

/s/ Jean-Dominique Comolli*	Director	May 14, 2012
Jean-Dominique Comolli

/s/ Bernard Dufau*	Director	May 14, 2012
Bernard Dufau

/s/ José-Luis Durán*	Director	May 14, 2012
José-Luis Durán

/s/ Pascal Faure*	Director	May 14, 2012
Pascal Faure

/s/ Charles-Henri Filippi*		Director	May 14, 2012
Charles-Henri Filippi

/s/ Pierre Graff*		Director	May 14, 2012
Pierre Graff

/s/ Daniel Guillot*		Director	May 14, 2012
Daniel Guillot

/s/ Claudie Haigneré*		Director	May 14, 2012
Claudie Haigneré

/s/ Helle Kristoffersen*		Director	May 14, 2012
Helle Kristoffersen

/s/ Marc Maouche*		Director	May 14, 2012
Marc Maouche

/s/ Muriel Pénicaud*		Director	May 14, 2012
Muriel Pénicaud

/s/ Jean-Michel Severino*		Director	May 14, 2012
Jean-Michel Severino

/s/ Johan Van den Cruijce*		Authorized Representative in the	May 14, 2012
France Telecom Participations		United States
U.S. Inc.
By: Johan Van den Cruijce
Title: President

*By:	/s/ Jean-Michel Thibaud
Name:	Jean-Michel Thibaud
Title:	Power of Attorney

INDEX TO EXHIBITS

Exhibit Number

(a)
Form of Amended and Restated Deposit Agreement (including the Form of American Depositary Receipt), among FRANCE TELECOM, JPMorgan Chase Bank, N.A., as depositary, and the holders from time to time of American Depositary Receipts issued thereunder.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.

(f)	Power of Attorney